UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of Aug 2025
Comission File Number 001-32535
Grupo Cibest S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

2Q25
GRUPO CIBEST (NYSE: CIB; BVC: CIBEST Y PFCIBEST) REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2025

•Net income attributable to shareholders for the second quarter of 2025 was COP 1.8 trillion. This value represents an increase of 3.1% compared to the previous quarter and 24.4% compared to 2Q24. The quarterly annualized return on equity (ROE) for Grupo Cibest was 17.5% for the quarter and 16.1% for the last twelve months.

•The net interest margin for the second quarter of 2025 was 6.57%, increasing by 14 basis points compared to 1Q25. Net interest income reached COP 5.2 trillion, up 3.2% quarter-over-quarter and down 0.5% year-over-year.

•Grupo Cibest's gross loan portfolio amounted to COP 280 trillion, an increase of 0.4% from the previous quarter and 4.4% from 2Q24. The quarterly growth is explained by higher balances across all loan portfolios. Deposits closed 2Q25 at COP 283 trillion, up 2.4% over 1Q25 and 9.6% over 2Q24. The quarterly increase was mainly due to growth in savings accounts.

•The 30-day past-due loan ratio stood at 4.54%, and the 90-day ratio at 3.19%. Total provisions charges for 2Q25 decreased by 0.3% compared to 1Q25 and were COP 1,100 billion, representing a quarterly annualized cost of credit of 1.57%. All loan portfolios showed a reduction in provision expenses.

•Shareholders’ equity closed at COP 41.3 trillion as of June 30, 2025, showing a 1.6% growth compared to the previous quarter and 5.3% year-over-year; the quarterly increase is explained by the increase in retained earnings during the period.

•In terms of digital strategy, a favorable trend is observed in line with results from the past year. As of June 2025, Bancolombia had 9.4 million active digital clients in the APP Personas (measured over a 90-day period), as well as 25.5 million accounts on its financial inclusion platform Nequi.

•On page 12 of this document, the statement of financial position, income statement, and key indicators of Bancolombia S.A. as of 2Q25 are presented, compared to pro forma figures from previous quarters that assume the completion of the corporate evolution toward Grupo Cibest, solely for the purpose of providing comparability in analyzing the entity’s performance in 2Q25. Additionally, Annex 1 on page 26 presents the details of the corporate structure evolution transactions.

August 6, 2025. Medellín, Colombia – Today, GRUPO CIBEST announced its financial results for the second quarter of 2025.

_________________________________________

This report corresponds to the unaudited consolidated financial information of GRUPO CIBEST S.A. and its subsidiaries (“Grupo Cibest” or “Cibest”), which it controls, among others, by directly or indirectly owning more than 50% of the voting equity interest. This financial information has been prepared based on accounting records in accordance with International Financial Reporting Standards (IFRS) and is presented in nominal terms. The financial information for the quarter ended June 30, 2025, is not necessarily indicative of results expected for any other future period. For further information, please refer to the SEC website, where company-related releases can be found: www.sec.gov.FORWARD-LOOKING STATEMENTS DISCLAIMER: This release contains statements that may be considered forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements made in this release or in future filings or press releases are subject to risks and uncertainties; factors such as changes in the general economic situation and business conditions, exchange rate and interest rate volatility, introduction of competing products by other companies, lack of acceptance of new products or services by our target customers, changes in business strategy, and other factors could cause actual results to differ materially from those set forth in such statements. CIBEST does not intend, and assumes no obligation, to update these statements. Some figures included in this release may be subject to rounding adjustments. Any reference to CIBEST or GRUPO EMPRESARIAL CIBEST should be understood as Grupo Cibest and its subsidiaries, unless otherwise specified. The comma (,) is used as a decimal separator and the period (.) as a thousand separator.
Representative Exchange Rate: July 1, 2025, $4,069.67 = US$ 1

1

2Q25
GRUPO CIBEST: Summary of consolidated financial quarterly results

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED	Quarter			Change
(COP million)	2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24
ASSETS
Net Loans	251,427,847	262,990,202	265,000,599	0.76%	5.40%
Investments	30,573,634	36,394,058	40,910,075	12.41%	33.81%
Other assets	70,197,591	64,741,051	69,340,052	7.10%	-1.22%
Total assets	352,199,072	364,125,311	375,250,726	3.06%	6.55%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	257,869,276	276,030,117	282,647,329	2.40%	9.61%
Other liabilities	54,124,846	46,406,159	50,219,111	8.22%	-7.22%
Total liabilities	311,994,122	322,436,276	332,866,440	3.23%	6.69%
Non-controlling interest	985,035	1,054,609	1,090,211	3.38%	10.68%
Shareholders' equity	39,219,915	40,634,426	41,294,075	1.62%	5.29%
Total liabilities and shareholders' equity	352,199,072	364,125,311	375,250,726	3.06%	6.55%

Interest income	8,943,475	8,413,459	8,619,933	2.45%	-3.62%
Interest expense	(3,756,886)	(3,349,459)	(3,393,009)	1.30%	-9.69%
Net interest income	5,186,589	5,064,000	5,226,924	3.22%	0.78%
Net provisions	(1,618,783)	(1,099,549)	(1,096,335)	-0.29%	-32.27%
Fees and income from service, net	1,041,798	1,017,768	1,091,880	7.28%	4.81%
Other operating income	741,084	836,571	830,720	-0.70%	12.10%
Total Dividends received and equity method	(225,575)	137,325	121,351	-11.63%	-153.80%
Total operating expense	(3,300,036)	(3,492,428)	(3,690,544)	5.67%	11.83%
Profit before tax	1,825,077	2,463,687	2,483,996	0.82%	36.10%
Income tax	(363,323)	(698,912)	(655,050)	-6.28%	80.29%
Net income before non-controlling interest	1,461,754	1,764,775	1,828,946	3.64%	25.12%
Non-controlling interest	(21,980)	(27,111)	(37,643)	38.85%	71.26%
Net income	1,439,774	1,737,664	1,791,303	3.09%	24.42%

2

2Q25

	Quarter			As of
PRINCIPAL RATIOS	2Q24	1Q25	2Q25	2Q24	2Q25
PROFITABILITY
Net interest margin (1) from continuing operations	7.05%	6.43%	6.57%	7.09%	6.50%
Return on average total assets (2) from continuing operations	1.69%	1.91%	1.94%	1.82%	1.92%
Return on average shareholders´ equity (3)	15.32%	16.26%	17.49%	16.26%	16.80%
EFFICIENCY					—
Operating expenses to net operating income	48.93%	49.57%	50.69%	47.62%	50.14%
Operating expenses to average total assets	3.87%	3.84%	3.99%	3.81%	3.91%
Operating expenses to productive assets	4.49%	4.44%	4.62%	4.45%	4.53%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.54	1.74	1.79	3.32	3.53
Net income per share $COP from continuing operations	1,511	1,822	1,877	3,256	3,699
P/BV ADS (4)	0.83	1.00	1.09	0.83	1.09
P/BV Local (5) (6)	0.87	1.11	1.19	0.87	1.19
P/E (7) from continuing operations	5.78	6.19	6.59	5.37	6.69
ADR price	32.65	40.20	46.19	32.65	46.19
Common share price (8)	35,300	47,000	51,000	35,300	51,000
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	4,148.04	4,191.79	4,069.67	4,148.04	4,069.67
(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

3

2Q25
1. CONSOLIDATED STATEMENT OF FINANCIAL POSITION GRUPO CIBEST
1.1. Loan Portfolio
The following table shows the composition of Grupo Cibest loans on a consolidated basis by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 4069.67 COP)	2Q25	2Q25 / 1Q25	2Q25	2Q25 / 1Q25	2Q25	2Q25 / 1Q25	2Q25	2Q25 / 1Q25
Commercial loans	127,272,864	0.47%	53,373,873	-0.97%	13,115,037	2.00%	180,646,737	0.04%
Consumer loans	36,894,375	2.27%	18,212,843	-1.76%	4,475,263	1.18%	55,107,218	0.90%
Mortgage loans	27,209,082	4.30%	15,293,080	-3.67%	3,757,818	-0.78%	42,502,162	1.28%
Small business loans	912,050	18.89%	630,718	-0.05%	154,980	2.95%	1,542,768	10.34%
Interests paid in advance	(23,733)	-0.08%	(3,466)	-3.90%	(852)	-1.02%	(27,198)	-0.58%
Gross loans	192,264,639	1.41%	87,507,047	-1.61%	21,502,246	1.34%	279,771,686	0.45%

Gross loan portfolio slightly grew compared to the previous quarter, driven by increases in all loan segments, with the highest percentage growth in the mortgage portfolio. This segment continues the positive trend observed since last year, recording a quarterly increase of 1.3% and an annual increase of 9.8%.

The quarterly and annual increases in the mortgage portfolio are attributed to the interest rate reduction strategy implemented in Colombia since July 2024. In Panama, Guatemala, and El Salvador, there was a slight decrease in the quarter.

Unlike the previous quarter, the consumer loan portfolio grew, mainly driven by Nequi, extending the trend from the previous quarter, as well as by credit card and payroll products. It is noteworthy that Bancolombia S.A. posted increases in the balance for each of the three months that make up the quarter, a contrast to the behavior observed in 2023 and 2024. Likewise, Banco Agricola continued its growth trend from previous quarters in this portfolio, focusing on higher risk-adjusted return segments. In contrast, Banistmo maintained its downward trend for the last three quarters, due to lower activity in credit card and unsecured loan products.

The commercial loan portfolio posted a slight growth of 0.04% for the quarter and 4.3% year-over-year. While quarterly increases were recorded at Banistmo, Bam, and Banco Agricola, the moderate growth in Colombia and the appreciation of the Colombian peso limited the consolidated portfolio grow.

On a quarterly basis, Bancolombia S.A. grew 1.1% in gross loan portfolio, Banco Agricola 3.5% (measured in USD), Banco Agromercantil 1.4% (measured in USD), while Banistmo posted a decrease of 0.1% (measured in USD).

In 2Q25, the gross loan portfolio increased 0.4% compared to 1Q25 (1.4% excluding the FX effect) and 4.4% compared to 2Q24 (5.0% excluding the FX effect). Over the past twelve months, the peso-denominated portfolio grew 6.9%, while the dollar-denominated portfolio (measured in USD) decreased 0.9%. The Colombian peso appreciated 2.9% against the US dollar during 2Q25, and 1.9% over the last twelve months. The average exchange rate was 0.1% higher in 2Q25 versus the previous quarter, and 7.0% higher year-over-year.

Allowances for loan losses decreased 4.9% during the quarter, totaling COP 14,771 billion, which is equivalent to 5.3% of the gross loan portfolio.

For a more detailed explanation regarding portfolio coverage and asset quality, see section 2.4. asset quality and provision charges.

The following table summarizes Grupo Cibest’s total loan portfolio:

4

2Q25

LOAN PORTFOLIO (COP million)	2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24	% of total loans
Commercial	173,269,881	180,571,209	180,646,737	0.04%	4.26%	64.57%
Consumer	55,049,622	54,616,427	55,107,218	0.90%	0.10%	19.70%
Mortgage	38,713,478	41,964,536	42,502,162	1.28%	9.79%	15.19%
Microcredit	1,096,958	1,398,191	1,542,768	10.34%	40.64%	0.55%
Interests received in advance	(21,257)	(27,358)	(27,198)	-0.58%	27.95%	-0.01%
Total loan portfolio	268,108,682	278,523,006	279,771,686	0.45%	4.35%	100.00%
Allowance for loan losses	(16,680,835)	(15,532,803)	(14,771,088)	-4.90%	-11.45%
Total loans, net	251,427,847	262,990,203	265,000,598	0.76%	5.40%
Loan portfolio breakdown by currency and region

5

2Q25
1.2. Funding

As of the second quarter of 2025, customer deposits totaled COP 282,647 billion, representing 84.9% of total liabilities. This balance reflects a 2.4% increase compared to the previous quarter, mainly driven by higher savings accounts balances, largely explained by a higher remuneration rate at Bancolombia. To a lesser extent, checking accounts also grew, primarily associated with the corporate segment's activity at Bam. Time deposits registered a slight increase of 0.1%, due to the positive performance of the online time deposits product. On an annual basis, deposits grew by 9.6%, with savings accounts showing the highest level of dynamism.

In the funding mix, sight deposits remain as the main source of funding, accounting for 53.5% of the total. Within this category, savings accounts maintained their relevance and increased their share, reaching 41.8% of Grupo Cibest’s total funding during the quarter. Checking accounts also posted a slight increase in participation, while time deposits reduced their contribution given the modest quarterly growth versus total deposits. Finally, other sources of funding increased their quarterly share, mainly driven by the growth in repo operations as a result of liquidity management during the period.

Loan-to-Deposits ratio
93.8%
96.4%
101.3%
83.6%
101.1%
Grupo Cibest
Bancolombia S.A.
Banistmo
Banco Agricola
Bam

FUNDING MIX COP Million	2Q24	% Liabilities with cost	2Q25/ 2Q24	1Q25	% Liabilities with cost	2Q25/ 1Q25	2Q25	% Liabilities with cost
Checking accounts	35,245,828	12%	2.22%	35,588,232	12%	1.23%	36,027,027	12%
Saving accounts	111,241,322	39%	16.26%	124,114,011	41%	4.20%	129,326,941	42%
Time deposits	106,871,203	37%	4.24%	111,289,855	37%	0.10%	111,403,425	36%
Other deposits	5,105,906	2%	92.53%	6,303,747	2%	55.94%	9,830,290	3%
Long term debt	16,107,674	6%	(35.51)%	10,878,328	4%	(4.50)%	10,388,366	3%
Loans with banks	13,449,759	5%	(8.98)%	12,533,751	4%	(2.32)%	12,242,580	4%
Total Funds	288,021,692	100%	7.36%	300,707,924	100%	2.83%	309,218,629	100%
1.3. Shareholders’ Equity

Shareholders’ equity attributable at the end of 2Q25 stood at COP 41,294 billion, representing a 1.6% increase compared to 1Q25 and a 5.3% increase versus 2Q24. This growth is explained by higher retained earnings during the quarter.
2.INCOME STATEMENT GRUPO CIBEST

Net income attributable to equity holders totaled COP 1,791 billion in 2Q25, or COP 1,876.8 per share (USD $1.79 per ADR). Net income increased by 3.1% compared to 1Q25, primarily driven by higher net interest and fee income. The quarterly annualized return on equity (ROE) for Grupo Cibest reached 17.5% in 2Q25 and 16.13% over the last 12 months.

6

2Q25
2.1.Net Interest Income & Net Interest Income

Net interest income totaled COP 5,227 billion in 2Q25, reflecting a 3.2% increase compared to 1Q25. This performance was mostly due to loan portfolio interest income growth across all segments, supported by higher balances and improved yield rates against the previous quarter. Interest expense increased slightly, reflecting a higher cost of funds in Colombia, along with an increase in time deposits at Bancolombia S.A., Banco Agricola, and Banistmo.

Additionally, interest income from debt instruments and valuation of financial instruments reached COP 672 billion, representing a 12.2% increase quarter-over-quarter. This variation was mainly attributable to higher yields on debt securities, associated with active liquidity portfolio management.

The annualized weighted average cost of deposits was 4.18% in 2Q25, up 9 basis points compared to 1Q25.

As a result, the loan portfolio NIM reached 7.06% for the quarter, increasing 6 basis points from 1Q25 and decreasing 63 basis points year-over-year. The NIM on investments was 3.38%, up 59 basis points from 1Q25. Finally, the consolidated NIM increased by 14 basis points in the quarter, rising from 6.43% to 6.57%.

Portfolio yield by category	2Q24	1Q25	2Q25
Commercial Portfolio	12.71%	11.02%	11.08%
Consumer Portfolio	16.12%	14.43%	14.60%
Housing Portfolio	8.55%	8.29%	8.42%
Microcredit Portfolio	19.56%	18.38%	19.72%
Total Portfolio	12.85%	11.32%	11.41%

Average weighted funding cost	2Q24	1Q25	2Q25
Checking accounts	0.33%	0.27%	0.34%
Saving accounts	2.71%	2.23%	2.34%
Time deposits	8.81%	7.55%	7.61%
Total deposits	4.89%	4.09%	4.18%
Others	6.06%	5.28%	4.89%
Total cost of liabilities (1)	5.04%	4.20%	4.23%
(1) refers to interest-bearing liabilities.

Annualized Interest Margin	2Q24	1Q25	2Q25
Loans' Interest margin	7.69%	7.00%	7.06%
Debt investments' margin	2.60%	2.80%	3.38%
Net interest margin (1)	7.05%	6.43%	6.57%
(1) Net interest margin and valuation income on financial instruments.

2.2.        Fees and Income from Services

Net fee and service income for 2Q25 amounted to COP 1,092 billion, representing a 7.3% increase compared to 1Q25.

On a quarterly basis, bancassurance revenues posted the strongest growth, driven by the higher origination of the consumer loan portfolio; additionally, there was a moderate increase in debit and credit card fees, and commercial establishments, due to higher transaction volumes during the period compared to 1Q25.

Fee expenses grew during the quarter, mainly explained by increased payments to franchises due to a greater transaction volume in banking services, as well as higher outflows to banking agents driven by an increased level of transactions through this channel.

7

2Q25

Fee income breakdown
8.2%
7.9%
42.1%
13.4%
13.6%
14.8%
Credit and debit card fees and commercial establishments
Banking services
Payments and Collections
Bancassurance
Trust
Others

2.3.        Other Operating Income

Total other operating income amounted to COP 831 billion in 2Q25, representing a 0.7% decrease compared to the first quarter of the year and a 12.1% increase compared to 2Q24. This decrease is mainly due to the net effect of foreign exchange derivatives and foreign exchange, resulting from the variation in the exchange rate during the period, an effect partially offset by a revaluation of investment properties in FCP Fondo Inmobiliario Colombia, driven by UVR indexation and new property appraisals. It is worth noting the increase in income from hedging derivatives offered to clients, associated with greater market uncertainty.

On the other hand, operating lease income totaled COP 434 billion in the second quarter, representing a 3.3% decrease compared to the previous quarter. This decline was mainly due to a reduction in vehicle leasing in Renting Colombia.

2.4.        Dividends received, and share of profits

Total dividend and other net income from equity investments for 2Q25 amounted to COP 121 billion, representing an 11.6% decrease compared to 1Q25 and a 153.8% increase versus 2Q24. The quarterly decrease was mainly due to lower income from the equity method in P.A. Viva Malls, while the annual increase was explained by a base effect, as in 2Q24 there was an impairment of associates and joint ventures related to Tuya S.A. based on market valuation.

8

2Q25
2.5.         Asset Quality and Provision Charges

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 12,401 billion at the end of 2Q25, representing 4.54% of total gross loans, while 90-day past-due totaled COP 8,717 billion, accounting for 3.19%. The decrease in the 30-day indicator was mainly attributable to improved performance in the retail segment at Bancolombia S.A. and Banistmo. On the other hand, the slight increase in the 90-day ratio was driven by a higher balance of the consumer portfolio entering past-due at Banco Agricola.

Coverage, measured as the ratio of loan loss reserves (principal) to past due loans (over 30 days), stood at 107.7% at the close of 2Q25, down from 111.2% in 1Q25. Loan deterioration (new past due loans including charge-offs) during 1Q25 was COP 1,376 billion. The higher value compared to 1Q25 was mainly explained by the consumer portfolio at Bam.

Provision charges (after recoveries) totaled COP 1,096 billion in 2Q25, a decrease of 0.3% compared to 1Q25. During the quarter, the positive outlook for loan quality persisted, reflected by a widespread decrease in provision expenses across most segments and geographies. However, there were some exceptions in the retail segment at Banco Agricola and Bam, and specific clients in Banistmo. Additionally, there was an increase in provisions related to models and macroeconomic forecasts, explained by methodological updates and adjustments in economic expectations across all regions.

Provisions as a percentage of average gross loans, quarterly annualized, were 1.57% for 2Q25 and 1.71% for the last 12 months. Grupo Cibest maintains a statement of financial position supported by an adequate level of past-due loan reserves. Loan loss provisions (for the principal) totaled COP 13,358 billion, or 4.9% of gross loans as of the end of 2Q25, decreasing compared to 1Q24.

Stage 2+3 loan portfolio continued to decrease compared to the previous quarter, mainly driven by the positive performance of the portfolios, especially at Bancolombia S.A. and Banistmo, with the respective coverage level remaining stable.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	2Q24	1Q25	2Q25
Total 30-day past due loans	13,503,420	12,581,781	12,401,167
Allowance for loan losses (1)	15,131,222	13,986,022	13,358,386
Past due loans to total loans	5.17%	4.64%	4.54%
Allowances to past due loans	112.05%	111.16%	107.72%
Allowance for loan losses as a percentage of total loans	5.80%	5.16%	4.89%
___________________
(1)Allowances for the principal of loans.

	% Of loan Portfolio	30 days
PDL Per Category		2Q24	1Q25	2Q25
Commercial loans	64.6%	3.53%	3.43%	3.53%
Consumer loans	19.7%	8.33%	6.72%	6.05%
Mortgage loans	15.2%	7.83%	6.98%	6.76%
Microcredit	0.6%	10.62%	7.39%	7.12%
PDL TOTAL		5.17%	4.64%	4.54%

	% Of loan Portfolio	90 days
PDL Per Category		2Q24	1Q25	2Q25
Commercial loans	64.6%	2.94%	2.94%	3.08%
Consumer loans	19.7%	4.93%	3.84%	3.55%
Mortgage loans*	15.2%	3.38%	3.25%	3.18%
Microcredit	0.6%	6.81%	4.23%	4.30%
PDL TOTAL		3.43%	3.17%	3.19%

9

2Q25
________________________
*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

Loans by stages
	1Q25			2Q25			2Q25 / 1Q25
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	245,451,655	2,088,823	0.9%	247,706,322	2,087,982	0.8%	0.9%	(0.04)%
Stage 2	16,560,544	2,740,331	16.5%	16,578,878	2,683,361	16.2%	0.1%	(2.1)%
Stage 3	16,510,806	10,703,649	64.8%	15,486,487	9,999,745	64.6%	(6.2)%	(6.6)%
Total	278,523,005	15,532,803	5.6%	279,771,687	14,771,088	5.3%	0.4%	(4.9)%
Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).
Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).
Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).
2.6.        Operating Expenses

During 2Q25, operating expenses totaled COP 3,691 billion, reflecting a 5.7% increase compared to 1Q25 and an 11.8% growth versus 2Q24.

The efficiency ratio was 50.7% in 2Q25 and 50.2% over the last twelve months. Personnel expenses (salaries, employee benefits, and bonuses) amounted to COP 1,575 billion in 2Q25, representing a 2.9% increase over 1Q25, primarily due to higher bonus payments.

Year over year, there is a 16.8% increase, mainly due to the annual salary adjustment and higher bonuses, in line with the increased earnings recorded as of June.

General expenses totaled COP 2,115 billion for the quarter, representing a 7.8% increase over the previous quarter and an 8.4% rise compared to the second quarter of 2024. The quarterly increase was largely explained by the financial transaction tax associated with the one-time payment of ordinary and extraordinary dividends, as well as fees related to the corporate evolution towards Grupo Cibest. On an annual basis, the increase was also mainly due to fees related to the corporate evolution towards Grupo Cibest and higher technology licensing and maintenance costs.

As of June 30, 2025, Grupo Cibest had 33,993 employees, 850 branches, 6,105 ATMs, 35,235 banking agents, and more than 33 million clients.

Operating expenses breakdown
7.3%
10.5%
35.4%
39.5%
7.3%
Salaries and employee benefits
Bonuses
Other administrative and general expenses
Taxes other than income tax
Impairment, depreciation and amortization

2.7.        Taxes

Grupo Cibest recorded an income tax expense of COP 655 billion, resulting in an effective tax rate of 28%. This outcome was driven by tax benefits in Colombia related to exempt income from the mortgage portfolio for social housing, investments in productive fixed assets, and investments in non-conventional renewable energy. Additionally, fiscal benefits in Guatemala, El Salvador, and Panama contributed, mainly due to exempt income from returns on securities issued by the respective governments.

10

2Q25
3.BREAK DOWN OF PRINCIPAL OPERATIONS
The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

Colombia’s economy is showing signs of stabilization, with GDP growth of 2.7% in the first quarter of 2025 and an annual projection of 2.6%. Inflation has gradually declined to 4.8% as of June, approaching the target range for 2026. The Central Bank reduced its benchmark interest rate to 9.25%. However, fiscal challenges persist, with a projected deficit of 7.1% of GDP and public debt above 63%. Furthermore, international uncertainty, marked by geopolitical conflicts and new trade tariffs, could influence inflation and local monetary policy.

The loan portfolio of Bancolombia S.A. increased by 1.1% in the second quarter of 2025 against the previous quarter, and by 6.8% year-over-year. The largest quarterly growth was registered in the mortgage portfolio, mainly driven by the interest rate reduction strategy. Contrary to the trend observed over the last three quarters, the consumer loan portfolio posted an increase for the period, explained by strong performance in Nequi, credit cards, and payroll loans. Meanwhile, the commercial loan portfolio recorded the lowest growth; however, the quarter-over-quarter increase was largely attributable to improved performance in leasing.

Regarding funding structure, a higher balance was recorded during the quarter, driven by growth in savings accounts, time deposits, and checking accounts, in that order. The increase in savings accounts was concentrated primarily in the retail segment. Growth in time deposits was mainly due to higher balances in online time deposits product, while the rise in checking accounts was mostly observed in the corporate segment.

Net income for Bancolombia S.A. in 2Q25 amounted to COP 1.4 trillion, representing a 23.3% decrease compared to 1Q25. This reduction is mainly explained by lower dividends and other equity income as a result of the new corporate structure. Interest income increased, driven by the recovery of reliefs in the commercial portfolio, higher volumes in the consumer portfolio with stable yield, and a rise in the mortgage portfolio balance. Treasury income also increased, mainly due to better yields on debt securities. Interest expenses rose, reflecting higher balances in savings accounts and an increase in their funding rate. Provision expenses decreased, explained by better performance in the corporate and retail segments, as well as higher recoveries from charged-off loans. Operating expenses increased, mainly due to fees related to the formation of Grupo Cibest and the financial transaction tax arising from the payment of dividends.

Finally, the net interest margin for 2Q25 stood at 7.38%, the quarterly annualized ROE was 16.55%, and the cost of risk was 1.65%.

Below are the statement of financial position, income statement, and main indicators of Bancolombia S.A. as of 2Q25, compared to pro forma figures from previous quarters, which assume the completion of the corporate evolution towards Grupo Cibest at the relevant dates for comparability purposes.

11

2Q25

STATEMENT OF FINANCIAL POSITION	Proforma 2Q24	Proforma 3Q24	Proforma 4Q24	Proforma 1Q25	Real 2Q25

ASSETS
Cash and cash equivalents	15,033,451	11,441,762	17,354,652	13,344,089	17,598,994
Loan portfolio and leasing operations, net	173,075,084	173,398,753	179,696,275	184,621,327	187,416,836
Equity investments	7,878,190	8,212,288	8,521,597	8,014,928	8,170,951
Other assets	12,803,489	13,310,860	12,308,566	11,382,861	10,395,477
TOTAL ASSETS	230,382,429	231,152,456	243,185,736	241,161,688	255,655,406
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Customer deposits	170,986,606	172,270,646	185,801,073	185,175,224	194,416,941
Financial obligations	8,850,477	8,530,013	8,887,289	7,451,133	7,888,588
Other liabilities	24,523,873	21,798,851	19,374,972	21,409,303	22,108,867
TOTAL LIABILITIES	208,410,996	207,438,268	217,360,102	217,568,859	231,106,888
TOTAL SHAREHOLDERS' EQUITY	21,971,433	23,714,188	25,825,634	23,592,830	24,548,518
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	230,382,429	231,152,455	243,185,736	241,161,689	255,655,406

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	Proforma 2Q24	Proforma 3Q24	Proforma 4Q24	Proforma 1Q25	Real 2Q25
Interest income and valuation allowance	7,032,319	6,866,374	6,608,529	6,472,948	6,636,440
Interest expense	(3,015,082)	(2,918,214)	(2,774,081)	(2,538,966)	(2,536,529)
Provisions and impairment, net	(1,320,138)	(1,197,544)	(624,999)	(877,789)	(814,368)
Fee and commission income, net	666,325	676,578	729,600	675,891	710,931
Other operating income, net	330,619	488,528	468,745	515,413	386,782
Equity method	275,843	275,023	432,987	298,108	94.960
Operating expenses	(2,318,800)	(2,280,195)	(2,557,212)	(2,413,975)	(2,494,808)
Earnings before income tax	1,651,086	1,910,548	2,283,569	2,131,631	1,856,099
Income tax	(325,280)	(447,642)	(680,196)	(587,371)	(499,844)
Net income	1,325,806	1,462,906	1,603,374	1,544,260	1,356,255

12

2Q25

Principal ratios Bancolombia S.A.

PRINCIPAL RATIOS BANCOLOMBIA S.A.	Proforma 2Q24	Proforma 1Q25	Proforma 2Q25	Proforma as of jun 24	Proforma as of jun 25

Net Interest Margin	7.91%	7.28%	7.31%	7.98%	7.28%
Net Portfolio Margin and Leasing	8.70%	7.95%	7.88%	8.64%	7.94%
NIM Investments, Debt Securities and Derivatives	1.41%	2.34%	3.19%	2.54%	2.60%
ROA	2.33%	2.55%	2.54%	2.47%	2.53%
ROE	24.58%	25.00%	26.25%	25.93%	25.34%

EFFICIENCY
Efficiency	43.94%	44.65%	47.27%	42.22%	45.97%
Operational Efficiency	3.95%	4.13%	4.23%	3.92%	4.07%

PORTFOLIO INDICATORS
Portfolio Quality 30 Days	5.29%	4.62%	4.41%	5.29%	4.41%
Portfolio Coverage 30 Days	125.61%	123.39%	121.79%	125.61%	121.79%
Portfolio Quality 90 Days	3.60%	3.26%	3.14%	3.60%	3.14%
Portfolio Coverage 90 Days	184.67%	174.75%	171.11%	184.67%	171.11%
Cost of Credit	2.85%	1.81%	1.65%	2.58%	1.78%

CONSOLIDATED SOLVENCY RATIO Consolidated (COP millions)	Proforma 2Q24	Proforma 1Q25	Real 2Q25
Technical Equity	24,057,005	25,805,125	26,953,192
Basic Solvency Ratio	10.24%	10.56%	10.99%
Total Solvency Ratio	12.55%	13.25%	13.47%
Risk-weighted assets	155,444,116	156,471,474	161,584,531
Total Market Risk	14,217,042	16,016,179	12,452,630
Total Operational Risk	22,019,038	22,245,364	26,046,098

13

2Q25
BANISTMO- PANAMA

Panama’s economy slowed in 2024 following the closure of the Cobre Panama mine. However, a recovery in Canal activity and tourism helped mitigate the impact. Inflation was negative due to price controls and lower oil costs, but could rebound in the face of ongoing geopolitical tensions. Labor market challenges persist due to layoffs in the mining sector and the potential closure of Chiquita Panama. Additionally, the new government is facing fiscal difficulties caused by low tax collection and rigid expenditures such as the pension system. President Mulino has indicated a willingness to address public finances, though significant obstacles remain.

Banistmo’s loan portfolio closed the quarter with a 0.1% decline (measured in USD). The mortgage and consumer portfolios contracted; in the case of mortgages, this reduction was due to the tightening of origination policies. The consumer portfolio was affected by weaker demand in credit cards and unsecured personal loan products. In contrast, the commercial portfolio posted slight growth. On the funding structure side, there was a 2.1% increase, mainly driven by higher time deposits from the corporate segment, while sight deposits decreased.

Banistmo’s net result for the second quarter of 2025 was a profit of COP 99.5 billion, representing a 15.0% increase compared to the previous quarter. Net interest income from the loan portfolio grew, supported by higher returns from both lending and treasury, along with a reduction in interest expenses, mainly due to lower liquidity operation costs. Provision expenses increased this quarter, as there were no significant reversals like those recorded in the previous quarter for mortgage models. Additionally, higher provisions expenses for specific clients. It is worth noting the improved performance of the consumer loan portfolio and the effectiveness of collection strategies.

Operating expenses rose compared to the previous quarter, mainly due to higher impairment charges on assets, attributable to the revaluation of certain properties. To a lesser extent, fees and tax expenses also increased. The net interest margin for 2Q25 stood at 3.49%, quarterly annualized ROE was 8.48%, and the cost of credit was 0.45%.

14

2Q25

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED(1)	Quarter			Change
(COP million)	2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24
ASSETS
Gross loans	34,234,897	32,661,341	31,686,840	-2.98%	-7.44%
Allowances for loans	(1,755,837)	(1,748,298)	(1,610,976)	-7.85%	-8.25%
Investments	6,309,037	6,127,140	6,520,926	6.43%	3.36%
Other assets	4,936,154	4,718,949	5,298,689	12.29%	7.34%
Total assets	43,724,250	41,759,133	41,895,480	0.33%	-4.18%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	29,872,766	29,960,745	29,695,876	-0.88%	-0.59%
Other liabilities	8,868,098	7,115,616	7,557,703	6.21%	-14.78%
Total liabilities	38,740,864	37,076,361	37,253,579	0.48%	-3.84%
Shareholders’ equity	4,983,386	4,682,771	4,641,900	-0.87%	-6.85%
Total liabilities and shareholders’ equity	43,724,250	41,759,133	41,895,480	0.33%	-4.18%

Interest income	662,757	642,020	662,898	3.25%	0.02%
Interest expense	(332,655)	(332,070)	(318,300)	-4.15%	-4.32%
Net interest income	330,102	309,950	344,599	11.18%	4.39%
Net provisions	(132,549)	(18,051)	(36,490)	102.15%	-72.47%
Fees and income from service, net	85,816	55,453	61,604	11.09%	-28.21%
Other operating income	13,569	13,992	15,101	7.92%	11.29%
Total operating expense	(231,947)	(243,657)	(250,240)	2.70%	7.89%
Profit before tax	64,992	117,687	134,573	14.35%	107.06%
Income tax	47	(31,160)	(35,080)	12.58%	-74987.79%
Net income	65,039	86,527	99,493	14.99%	52.98%
(1)Corresponds to the results of Banistmo and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

PRINCIPAL RATIOS	2Q24	1Q25	2Q25
NIM	3.42%	3.11%	3.49%
ROE	5.53%	7.39%	8.48%
ROA	0.63%	0.81%	0.94%
CoR	1.64%	0.22%	0.45%
Efficiency	54.01%	64.22%	59.4%

15

2Q25
BANAGRICOLA- EL SALVADOR

El Salvador is experiencing a mild economic slowdown, mainly due to the decline in the textile sector in the face of Asian competition. Inflation has decreased as a result of lower fuel prices, although there could be a temporary rebound due to global disruptions. Lower external demand and a reduction in remittances are expected, impacting consumption. Fiscal space remains limited due to commitments with the IMF and rigidities in spending. Nevertheless, a short-term improvement in public finances is projected, with medium-term inflation expected to be around 1.3%.

Banco Agricola's loan portfolio closed the quarter with 3.5% growth (measured in USD). Growth was mainly driven by the commercial portfolio, particularly in the corporate segment. Additionally, there was a moderate increase in the consumer portfolio, fueled by unsecured loans and credit cards. On the deposit side, the quarter saw growth, mainly in time deposits from retail. There was also a less pronounced increase in current and savings accounts, driven by both the business and retail segments.

Net income for Banco Agricola in 2Q25 totaled COP 139.2 billion, representing a 9.1% decrease compared to 1Q25. Net interest income increased versus the previous quarter, mainly due to higher interest income from the loan portfolio, especially in consumer segments with higher risk-adjusted returns. To a lesser extent, interest expenses also increased, mainly as a result of higher time deposits. Net fee income grew, largely driven by the increase in remittance activity, which was influenced by events in the United States. Faced with a greater probability of deportation, a greater number of people have sent larger amounts of money to their home countries as a precautionary measure in the event of a possible forced departure from the US. Net provisions for the period increased due to the growth in the consumer portfolio in higher-risk segments. Operating expenses were up, primarily reflecting higher spending on advertising and repairs and maintenance of assets. Banco Agricola’s net interest margin for 2Q25 stood at 7.47%, quarterly annualized ROE was 20.0%, and the cost of risk was 1.82%.

16

2Q25

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)	Quarter			Change
(COP million)	2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24
ASSETS
Gross loans	17,632,311	18,052,091	18,147,217	0.53%	2.92%
Allowances for loans	(590,211)	(560,656)	(563,127)	0.44%	-4.59%
Investments	2,766,074	4,148,720	3,317,820	-20.03%	19.95%
Other assets	4,722,296	5,062,786	4,759,210	-6.00%	0.78%
Total assets	24,530,470	26,702,940	25,661,120	-3.90%	4.61%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	18,690,453	21,303,465	21,037,764	-1.25%	12.56%
Other liabilities	3,497,018	2,608,616	1,776,397	-31.90%	-49.20%
Total liabilities	22,187,470	23,912,081	22,814,160	-4.59%	2.82%
Non-controlling interest	32,109	47,631	48,825	2.51%	52.06%
Stockholders’ equity attributable to the owners of the parent company	2,310,891	2,743,229	2,798,134	2.00%	21.08%
Total liabilities and shareholders’ equity	24,530,470	26,702,940	25,661,120	-3.90%	4.61%

Interest income	442,709	494,800	526,014	6.31%	18.82%
Interest expense	(109,648)	(112,513)	(115,968)	3.07%	5.76%
Net interest income	333,062	382,287	410,046	7.26%	23.11%
Net provisions	(63,769)	(60,500)	(83,272)	37.64%	30.58%
Fees and income from service, net	66,747	75,599	80,923	7.04%	21.24%
Other operating income	13,609	19,483	19,342	-0.72%	42.13%
Total operating expense	(197,262)	(218,643)	(233,781)	6.92%	18.51%
Profit before tax	152,386	198,226	193,259	-2.51%	26.82%
Income tax	(34,178)	(42,107)	(51,391)	22.05%	50.36%
Net income before non-controlling interest	118,208	156,119	141,868	-9.13%	20.02%
Non-controlling interest	(2,283)	(2,945)	(2,665)	-9.51%	16.74%
Net income	115,925	153,174	139,203	-9.12%	20.08%
(1)Corresponds to the results of Banagricola and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

PRINCIPAL RATIOS	2Q24	1Q25	2Q25
NIM	6.89%	6.96%	7.47%
ROE	21.72%	22.73%	19.98%
ROA	1.99%	2.34%	2.1%
CoR	1.54%	1.34%	1.82%
Efficiency	47.71%	45.8%	45.81%

17

2Q25
GRUPO AGROMERCANTIL HOLDING – GUATEMALA

Guatemala's economy has remained one of the strongest in Central America, driven by the financial sector, textile exports, and tourism. Inflation has stayed low due to lower oil prices and normalized supply chains. Public investment in infrastructure and increased government spending are expected to support growth, even as remittance inflows may decline due to stricter U.S. migration policies. The Arévalo administration plans to expand public spending without compromising fiscal stability. Furthermore, two policy rate cuts by the Bank of Guatemala are anticipated in 2025, reaching 4.00%.

Bam's loan portfolio closed 2Q25 with 1.4% quarterly growth (measured in USD), mainly driven by the commercial portfolio in the corporate segment. Consumer lending also saw an increase, primarily in credit cards. On the funding side, a favorable dynamic was seen in savings and checking accounts, especially within the corporate segment, while time deposit balances decreased.

Bam posted a net profit of COP 32.6 billion for 2Q25. Net interest income showed a slight increase versus the previous quarter, mainly from higher interest generation in the commercial loan portfolio. This was partially offset by higher interest expenses, largely due to growth in savings accounts. Provision expenses rose, primarily explained by the expansion of the consumer portfolio, particularly unsecured loans. Operating expenses declined, mostly attributed to lower personnel expenses, partially offset by higher general expenses. Bam’s net interest margin for 1Q25 was 4.59%, quarterly annualized ROE stood at 6.0%, and credit cost was 2.45%.

18

2Q25

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)	Quarter			Change
(COP million)	2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24
ASSETS
Gross loans	18,917,726	20,224,335	19,903,624	-1.59%	5.21%
Allowances for loans	(960,229)	(959,125)	(949,930)	-0.96%	-1.07%
Investments	1,776,066	2,553,753	2,646,227	3.62%	48.99%
Other assets	4,089,367	4,185,643	4,396,525	5.04%	7.51%
Total assets	23,822,930	26,004,607	25,996,446	-0.03%	9.12%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	17,481,634	18,785,092	18,743,098	-0.22%	7.22%
Other liabilities	4,246,356	5,001,123	5,052,117	1.02%	18.98%
Total liabilities	21,727,989	23,786,215	23,795,215	0.04%	9.51%
Non-controlling interest	47,897	49,423	50,563	2.31%	5.57%
Stockholders’ equity attributable to the owners of the parent company	2,047,044	2,168,969	2,150,667	-0.84%	5.06%
Total liabilities and shareholders’ equity	23,822,930	26,004,607	25,996,446	-0.03%	9.12%

Interest income	475,361	512,737	519,880	1.39%	9.37%
Interest expense	(208,178)	(252,847)	(259,290)	2.55%	24.55%
Net interest income	267,183	259,890	260,590	0.27%	-2.47%
Net provisions	(89,964)	(113,873)	(124,233)	9.10%	38.09%
Fees and income from service, net	30,065	27,506	38,291	39.21%	27.36%
Other operating income	18,778	26,007	54,559	109.78%	190.55%
Total operating expense	(157,307)	(179,169)	(178,294)	-0.49%	13.34%
Profit before tax	68,755	20,362	50,913	150.04%	-25.95%
Income tax	(10,465)	1,349	(15,669)	-1261.63%	49.73%
Net income before non-controlling interest	58,290	21,710	35,244	62.34%	-39.54%
Non-controlling interest	601	(864)	(2,648)	20668% %	-540.87%
Net income	58,891	20,847	32,596	56.36%	-44.65%
(1)Corresponds to the results of Grupo Agromercantil Holding and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

PRINCIPAL RATIOS	2Q24	1Q25	2Q25
NIM	5.44%	4.58%	4.59%
ROE	12.42%	3.82%	5.99%
ROA	1.04%	0.32%	0.5%
CoR	1.99%	2.24%	2.45%
Efficiency	49.78%	57.17%	50.45%

19

2Q25
4.Grupo Cibest Company Description (NYSE: CIB, BVC: CIBEST Y PFCIBEST)
Grupo Cibest is a conglomerate of financial institutions and complementary businesses that offers a broad portfolio of products and services to a diversified base of over 33 million entities and individual clients. Grupo Cibest distributes its products and services through a regional platform comprising the largest private banking network in Colombia, with further presence in the Central American market through El Salvador's leading financial group, as well as international banking subsidiaries and local licenses in Panama, Guatemala, and Puerto Rico. BANCOLOMBIA and its business lines provide brokerage services, investment banking, financial leasing, factoring, consumer credit, fiduciary services, asset management, among others.

Contact Information
Grupo Cibest Investor Relations
Phone:	(601) 4885371
E-mail:	IR@Grupocibest.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupocibest.com/Investor-relations

20

2Q25

CONSOLIDATED STATEMENT OF FINANCIAL POSITION				Change			% of Liabilities
(COP million)	2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24	% of Assets
ASSETS
Cash and balances at central bank	21,374,700	20,493,453	24,244,363	18.30%	13.43%	6.46%
Interbank borrowings	3,717,447	4,345,084	4,375,272	0.69%	17.70%	1.17%
Reverse repurchase agreements and other similar secured lend	6,373,029	3,436,757	2,735,369	(20.41)%	(57.08)%	0.73%
Financial assets investment	30,573,634	36,394,058	40,910,075	12.41%	33.81%	10.90%
Derivative financial instruments	3,444,239	2,529,449	3,239,291	28.06%	(5.95)%	0.86%
Loans and advances to customers	268,108,682	278,523,005	279,771,687	0.45%	4.35%	74.56%
Allowance for loan and lease losses	(16,680,835)	(15,532,803)	(14,771,088)	(4.90)%	(11.45)%	(3.94)%
Investment in associates and joint ventures	2,850,311	2,962,639	3,045,408	2.79%	6.84%	0.81%
Goodwill and Intangible assets, net	9,191,298	9,301,046	9,056,528	(2.63)%	(1.47)%	2.41%
Premises and equipment, net	6,048,006	5,708,321	5,608,169	(1.75)%	(7.27)%	1.49%
Investment property	5,423,018	5,608,037	5,761,117	2.73%	6.23%	1.54%
Right of use assets	1,668,641	1,725,559	1,525,340	(11.60)%	(8.59)%	0.41%
Prepayments	839,285	988,935	923,716	(6.59)%	10.06%	0.25%
Tax receivables	1,993,175	1,303,756	1,832,435	40.55%	(8.06)%	0.49%
Deferred tax	796,955	692,119	639,837	(7.55)%	(19.71)%	0.17%
Assets held for sale and inventories	993,902	816,077	816,784	0.09%	(17.82)%	0.22%
Other assets	5,483,585	4,829,819	5,536,423	14.63%	0.96%	1.48%
Total assets	352,199,072	364,125,311	375,250,726	3.06%	6.55%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	257,869,276	276,030,117	282,647,329	2.40%	9.61%	75.32%	84.91%
Interbank Deposits	511,000	634,414	811,328	27.89%	58.77%	0.22%	0.24%
Derivative financial instrument	3,680,218	2,516,148	3,524,458	40.07%	(4.23)%	0.94%	1.06%
Borrowings from other financial institutions	12,938,759	11,899,337	11,431,252	(3.93)%	(11.65)%	3.05%	3.43%
Debt securities in issue	16,107,674	10,878,328	10,388,366	(4.50)%	(35.51)%	2.77%	3.12%
Lease liability	1,817,740	1,857,875	1,635,793	(11.95)%	(10.01)%	0.44%	0.49%
Preferred shares	555,152	541,340	555,152	2.55%	—%	0.15%	0.17%
Repurchase agreements and other similar secured borrowing	594,983	1,265,728	3,940,354	211.31%	562.26%	1.05%	1.18%
Current tax	695,645	755,481	1,248,967	65.32%	79.54%	0.33%	0.38%
Deferred tax	2,128,321	2,734,413	2,771,024	1.34%	30.20%	0.74%	0.83%
Employees benefit plans	895,682	941,706	928,875	(1.36)%	3.71%	0.25%	0.28%
Other liabilities	14,199,672	12,381,389	12,983,542	4.86%	(8.56)%	3.46%	3.90%
Total liabilities	311,994,122	322,436,276	332,866,440	3.23%	6.69%	88.71%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	—%	—%	0.13%
Additional paid-in-capital	4,857,454	4,857,454	4,857,491	—%	—%	1.29%
Appropriated reserves	22,632,835	24,302,796	23,702,075	(2.47)%	4.72%	6.32%
Retained earnings	5,779,197	5,299,318	7,094,311	33.87%	22.76%	1.89%

21

2Q25

Accumulated other comprehensive income, net of tax	5,469,515	5,693,944	5,159,284	(9.39)%	(5.67)%	1.37%
Stockholders’ equity attributable to the owners of the parent company	39,219,915	40,634,426	41,294,075	1.62%	5.29%	11.00%
Non-controlling interest	985,035	1,054,609	1,090,211	3.38%	10.68%	0.29%
Total liabilities and equity	352,199,072	364,125,311	375,250,726	3.06%	6.55%	100.00%

22

2Q25

CONSOLIDATED STATEMENT OF INCOME	As of		Jun-25 / Jun-24				Change
(COP million)	Jun-24	Jun-25		2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24
Interest income and expenses
Interest on loans and financial leases
Commercial	8,358,202	7,741,324	(7.38)%	4,160,195	3,828,165	3,913,159	2.22%	(5.94)%
Consumer	4,340,212	3,983,079	(8.23)%	2,188,049	1,977,301	2,005,778	1.44%	(8.33)%
Small business loans	104,983	132,423	26.14%	51,279	61,442	70,981	15.53%	38.42%
Mortgage	2,032,457	2,201,429	8.31%	1,019,405	1,096,470	1,104,959	0.77%	8.39%
Financial leases	1,872,129	1,610,868	(13.96)%	917,304	800,230	810,638	1.30%	(11.63)%
Total interest income on loans and financial leases	16,707,983	15,669,123	(6.22)%	8,336,232	7,763,608	7,905,515	1.83%	(5.17)%
Interest income on overnight and market funds	126,418	93,453	(26.08)%	64,595	50,969	42,484	(16.65)%	(34.23)%
Interest and valuation on financial instruments
Interest on debt instruments using the effective interest method	497,912	471,841	(5.24)%	240,138	233,730	238,111	1.87%	(0.84)%
Valuation on financial instruments
Debt investments	583,100	841,175	44.26%	284,827	399,865	441,310	10.36%	54.94%
Derivatives	(12,274)	(52,303)	326.13%	(18,588)	(42,830)	(9,473)	(77.88)%	(49.04)%
Repos	159,184	(28,094)	(117.65)%	50,792	(11,265)	(16,829)	49.39%	(133.13)%
Others	(21,454)	38,197	(278.04)%	(14,521)	19,382	18,815	(2.93)%	(229.57)%
Total valuation on financial instruments	708,556	798,975	12.76%	302,510	365,152	433,823	18.81%	43.41%
Total Interest on debt instruments and valuation on financial instruments	1,206,468	1,270,816	5.33%	542,648	598,882	671,934	12.20%	23.83%
Total interest and valuation on financial instruments	18,040,869	17,033,392	(5.58)%	8,943,475	8,413,459	8,619,933	2.45%	(3.62)%
Interest expense
Borrowings from other financial institutions	(734,351)	(518,020)	(29.46)%	(332,778)	(272,541)	(245,479)	(9.93)%	(26.23)%
Overnight funds	(10,012)	(14,471)	44.54%	(5,459)	(6,245)	(8,226)	31.72%	50.69%
Debt securities in issue	(595,519)	(415,995)	(30.15)%	(310,348)	(208,711)	(207,284)	(0.68)%	(33.21)%
Deposits	(6,235,521)	(5,692,598)	(8.71)%	(3,047,647)	(2,803,210)	(2,889,388)	3.07%	(5.19)%
Preferred shares	(28,650)	(28,650)	—%	(13,813)	(14,837)	(13,813)	(6.90)%	—%
Lease liabilities	(68,723)	(55,459)	(19.30)%	(35,509)	(33,829)	(21,630)	(36.06)%	(39.09)%
Other interest	(23,189)	(17,275)	(25.50)%	(11,332)	(10,086)	(7,189)	(28.72)%	(36.56)%
Total interest expenses	(7,695,965)	(6,742,468)	(12.39)%	(3,756,886)	(3,349,459)	(3,393,009)	1.30%	(9.69)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	10,344,904	10,290,924	(0.52)%	5,186,589	5,064,000	5,226,924	3.22%	0.78%
Credit impairment charges on loans and advance and financial leases	(3,352,038)	(2,578,487)	(23.08)%	(1,848,078)	(1,274,877)	(1,303,610)	2.25%	(29.46)%
Recovery of charged - off loans	394,114	416,868	5.77%	225,017	171,353	245,515	43.28%	9.11%

23

2Q25

Credit impairment charges on off balance sheet credit instruments	11,904	(26,653)	(323.90)%	5,068	(5,710)	(20,943)	266.78%	(513.24)%
Credit impairment charges/recovery on investments	12,257	(7,612)	(162.10)%	(790)	9,685	(17,297)	(278.60)%	2,089.49%
Total credit impairment charges, net	(2,933,763)	(2,195,884)	(25.15)%	(1,618,783)	(1,099,549)	(1,096,335)	(0.29)%	(32.27)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	7,411,141	8,095,040	9.23%	3,567,806	3,964,451	4,130,589	4.19%	15.77%
Fees and commission income
Banking services	538,362	595,241	10.57%	289,528	293,287	301,954	2.96%	4.29%
Credit and debit card fees and commercial establishments	1,581,663	1,689,363	6.81%	796,641	829,936	859,427	3.55%	7.88%
Brokerage	20,686	21,163	2.31%	13,735	9,740	11,423	17.28%	(16.83)%
Acceptances, Guarantees and Standby Letters of Credit	55,375	54,030	(2.43)%	27,985	28,976	25,054	(13.54)%	(10.47)%
Trust	272,014	317,908	16.87%	135,747	156,208	161,700	3.52%	19.12%
Placement of securities and investment banking	47,069	22,377	(52.46)%	35,975	5,050	17,327	243.11%	(51.84)%
Bancassurance	494,385	500,849	1.31%	286,073	226,643	274,206	20.99%	(4.15)%
Payments and Collections	505,422	541,100	7.06%	265,605	263,664	277,436	5.22%	4.45%
Others	184,962	219,154	18.49%	96,757	107,731	111,423	3.43%	15.16%
Total fees and commission income	3,699,938	3,961,185	7.06%	1,948,046	1,921,235	2,039,950	6.18%	4.72%
Fees and commission expenses
Banking services	(808,218)	(960,463)	18.84%	(426,369)	(466,832)	(493,631)	5.74%	15.78%
Sales, collections and other services	(436,239)	(450,303)	3.22%	(228,748)	(223,097)	(227,206)	1.84%	-0.67%
Bank correspondents	(296,448)	(311,734)	5.16%	(188,367)	(148,996)	(162,738)	9.22%	-13.61%
Others	(104,169)	(129,037)	23.87%	(62,764)	(64,542)	(64,495)	-0.07%	2.76%
Fees and commission expenses	(1,645,074)	(1,851,537)	12.55%	(906,248)	(903,467)	(948,070)	4.94%	4.61%
Total fees and comissions, net	2,054,864	2,109,648	2.67%	1,041,798	1,017,768	1,091,880	7.28%	4.81%
Other operating income
Derivatives FX contracts	62,225	(127,091)	(304.24)%	160,894	(11,917)	(115,174)	866.47%	(171.58)%
Net foreign exchange	100,826	468,458	364.62%	(17,357)	213,211	255,247	19.72%	(1,570.57)%
Hedging	—	(2,908)	100.00%	623	(3,233)	325	110.05%	(47.83)%
Leases	902,031	882,144	(2.20)%	441,935	448,497	433,647	(3.31)%	(1.88)%
Gains (or losses) on sale of assets	32,995	107,091	224.57%	15,090	49,760	57,331	15.22%	279.93%
Other reversals	18,453	4,512	(75.55)%	4,723	1,829	2,683	46.69%	(43.19)%
Others	253,883	335,085	31.98%	135,176	138,424	196,661	42.07%	45.49%
Total other operating income	1,370,413	1,667,291	21.66%	741,084	836,571	830,720	(0.70)%	12.10%
Dividends received, and share of profits of equity method investees
Dividends	33,867	31,403	(7.28)%	23,867	4,967	26,436	432.23%	10.76%
Equity investments	(8,183)	27,765	(439.30)%	(5,701)	19848	7,917	(60.11)%	(238.87)%

24

2Q25

Equity method	133,312	199,668	49.77%	56,023	112,510	87,158	(22.53)%	55.58%
Others	13,520	(160)	(101.18)	13,520	—	(160)	100.00%	(101.18)%
Total dividends received, and share of profits of equity method investees	(140,768)	258,676	(283.76)%	(225,575)	137,325	121,351	(11.63)%	(153.80)%
Total operating income, net	10,695,650	12,130,655	13.42%	5,125,113	5,956,115	6,174,540	3.67%	20.48%
Operating expenses
Salaries and employee benefits	(2,376,018)	(2,585,814)	8.83%	(1,194,440)	(1,280,879)	(1,304,935)	1.88%	9.25%
Bonuses	(307,329)	(519,864)	69.16%	(153,956)	(249,645)	(270,219)	8.24%	75.52%
Other administrative and general expenses	(2,492,765)	(2,796,090)	12.17%	(1,288,226)	(1,339,181)	(1,456,909)	8.79%	13.09%
Taxes other than income tax	(780,826)	(746,403)	(4.41)%	(389,932)	(356,466)	(389,937)	9.39%	—%
Impairment, depreciation and amortization	(533,744)	(534,801)	0.20%	(273,482)	(266,257)	(268,544)	0.86%	(1.81)%
Total operating expenses	(6,490,682)	(7,182,972)	10.67%	(3,300,036)	-3492428	(3,690,544)	5.67%	11.83%
Profit before tax	4,204,968	4,947,683	17.66%	1,825,077	2,463,687	2,483,996	0.82%	36.10%
Income tax	(1,058,203)	(1,353,962)	27.95%	(363,323)	(698,912)	(655,050)	(6.28)%	80.29%
Net income	3,146,765	3,593,721	14.20%	1,461,754	1,764,775	1,828,946	3.64%	25.12%
Non-controlling interest	(43,519)	(64,754)	48.79%	(21,980)	(27,111)	(37,643)	38.85%	71.26%
Net income attributable to equity holders of the Parent Company	3,103,246	3,528,967	13.72%	1,439,774	1,737,664	1,791,303	4.47%	4.46%

25

2Q25

ANNEX 1
DETAILS OF CORPORATE STRUCTURE EVOLUTION OPERATIONS

(Amounts expressed in millions of Colombian pesos)

On October 29, 2024, the Bank announced to the market that its Board of Directors had authorized management to proceed with the steps necessary to modify the corporate structure of Grupo Bancolombia and its subsidiaries, through the creation of a parent company named Grupo Cibest S.A. (“Cibest”), and the completion of a series of corporate operations to achieve this goal.

The changes in the corporate structure included the following corporate operations (the “Corporate Operations”) which, after obtaining the required regulatory approvals in Colombia and the Group’s various jurisdictions, were approved by the Shareholders’ Meetings of the entities involved. This process included an extraordinary meeting of the Bank’s Shareholders’ Assembly held on April 23, 2025, with the participation of holders of common shares and holders of preferred dividend shares without voting rights. The approved corporate operations were as follows:

i.Partial spin-off of Bancolombia (Panama) S.A. in favor of the Beneficiary Company BC Panama S.A.S.
ii.Merger by absorption by the Bank of the Beneficiary Company BC Panama S.A.S.
iii.Partial spin-off of Banca de Inversión Bancolombia S.A. Corporación Financiera in favor of the Bank.
iv.Partial spin-off of the Bank in favor of Cibest.

Corporate Operations (ii), (iii), and (iv) were authorized by the Colombian Financial Superintendence through Resolutions No. 0356 of 2025 dated February 28, 2025, and 0901 dated May 7, 2025.

The notice of merger by absorption and partial spin-off of the Bank was published on January 13, 2025. Changes to the corporate structure were formalized on May 12, 2025, through public deed No. 386 of Notary Thirty of Medellin, and on May 16, 2025—the date of completion of the operation—the Bank’s shareholders (except for Cibest) became shareholders of Cibest. Cibest issued, in their name, the same number and types of shares (common shares and preferred dividend shares without voting rights), preserving the terms and conditions previously held in the Bank and their percentage of ownership. In turn, the shares previously held in the Bank (except those of Cibest) were canceled. Holders of the Bank’s ADRs received equivalent Cibest ADRs, and their Bank ADRs were canceled; therefore, no dilution or accretion was generated for the Bank’s shareholders, nor any transfer of value to third parties.

Upon completion of the Corporate Operations, Cibest became the parent company (holding) of all financial entities and other companies that make up the Group, including the Bank.

With the completion of the Corporate Transactions, Cibest became the holding company of all financial entities and other companies within the Group, including the Bank.

The value of the assets, liabilities, and equity spun off from Bancolombia S.A. to Grupo Cibest S.A. is detailed as follows:

26

2Q25

RECORDED SECURITIES OF THE SPIN-OFF STATEMENT OF FINANCIAL POSITION	Value
ASSETS
Cash	1,527,432
Equity Instruments	4,247
Trust Law PA Cadenalco 75 years	4,247
Investments in Subsidiaries	19,823,908
Banistmo S.A.	11,125,504
Banagrícola S.A. and Subsidiaries	4,676,277
Grupo Agromercantil Holding	3,465,595
Nequi S.A. Financing Company	45,390
Renting Colombia S.A.	324,563
Negocios Digitales Colombia S.A.S.	102,321
Wompi S.A.S.	38,692
Wenia Ltd	45,566
Investments in Associates and Joint Ventures	50,507
Deferred Tax Assets	59,373
Other Assets, Net	688
TOTAL ASSETS	21,466,155
LIABILITIES
Financial Obligations	1,527,432
Preferred Shares	545,873
Deferred Tax Liabilities	1,569,650
TOTAL LIABILITIES	3,642,955
TOTAL SHAREHOLDERS' EQUITY	17,823,200

27

2Q25

VALUES RECORDED FROM THE SPIN-OFF IN THE INCOME STATEMENT	Value
Interest expense	19,370
Net interest income and valuation of financial instruments	19,370
Banistmo S.A.	(107,923)
Banagrícola S.A. and Subsidiaries	(187,877)
Grupo Agromercantil Holding	(38,940)
Nequi S.A. Financing Company	15,646
Renting Colombia S.A.	(4,676)
Negocios Digitales Colombia S.A.S.	(566)
Wompi S.A.S.	(82)
Wenia Ltd	13,956
Others	(4,470)
Equity method	(314,932)
Total income, net	(295,562)
Earnings before income tax	(295,562)
Income tax	337
Net income	(295,225)

With the completion of the Corporate Transactions, Cibest became the parent company or holding company of all the financial entities and other companies that are part of the Group, including the Bank. Once the Corporate Transactions were finalized, the Bank's subsidiaries are as follows:

28

2Q25

Company	Address	Corporate Purpose	% of participation and voting rights as of June 30, 2025
Investment Banking	Colombia	Financial Services	89.74%
Bancolombia Panama	Panama	Commercial Bank	100%
Bancolombia Puerto Rico International Inc.	Puerto Rico	Commercial Bank	100%
Fiduciaria Bancolombia S.A.	Colombia	Trust Business	94.97%
FCP Fondo Inmobiliario Colombia	Colombia	Real Estate	80.43%
Valores Bancolombia S.A.	Colombia	Stockbroker	93.61%
P.A. FAI Calle 77 (Nomad77)	Colombia	Commercial Trust	98%
P.A. Nomad Central 2	Colombia	Commercial Trust	98%
P.A. Mercurio - Combinado Habitat - others	Colombia	Commercial Trust	100%
P.A. Nomad Salitre	Colombia	Commercial Trust	98%
P.A. Nomad Cabrera	Colombia	Commercial Trust	98%
P.A. Sodimac	Colombia	Commercial Trust	100%
P.A. Nomad Distrito Vera	Colombia	Commercial Trust	98%
P.A. Nomad Nexo	Colombia	Fiducia mercantil	98%

29

2Q25
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: August 6, 2025	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

30